

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 9, 2009

Joseph C. Visconti
Director and Chief Executive Officer
ValueRich, Inc.
1804 N. Dixie Highway, Suite A
West Palm Beach, Florida 33407

> **Re:** **ValueRich, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 1-33702**

Dear Mr. Visconti:

We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

General

1. Please tell us when you intend to file your amended Form 10-K.

Item 8. Financial Statements and Supplementary Data
Statements of Cash Flows, page 27

2. We note your response to the third bullet point of prior comment 2. Please confirm that you intend to revise your statements of cash flows in future filings to

separately present purchases of marketable securities and proceeds from sales of marketable securities in investing activities and to present realized gains or losses on sales of marketable securities as an adjustment to determine cash flows from operating activities.

Note 2 – Summary of Significant Accounting Policies, Recent Pronouncements, page 34

3.   We note your response to prior comment 1. In light of the misstatement in your Form 10-K, please revise future filings to clarify that the adoption on EITF 07-5 did not have a material impact on your financial statements.

Item 9A. Controls and Procedures, page 44

4.   We note your proposed revisions in response to prior comment 3. In your amended Form 10-K, please also disclose the reasons your disclosure controls and procedures were ineffective at December 31, 2008.

5.   We note your proposed revisions in response to prior comment 6. When you disclose the conclusion of management's assessment in your amended Form 10-K, please clearly state whether the internal controls over financial reporting were "effective" or "ineffective" as of such date rather than disclosing that the "company did not maintain effective internal control over financial reporting". See Item 308T(a)(3) of Regulation S-K.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Bret Johnson at (202) 551-3753, Anne McConnell at (202) 551-3709, or me at (202) 551-3768 if you have questions regarding our comments.

                                        Sincerely,

                                        John Cash
                                        Accounting Branch Chief